SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 06 July 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland
Board Changes

Bank of Ireland announces the following changes in its Court (Board) of Directors.

Mr Richard Burrows, Governor, Mr George Magan, Deputy Governor and Mr David Dilger, Senior Independent Director, retired following today's Annual General Court ('AGC').

Mr Pat Molloy has been appointed as Governor (Chairman) with immediate effect.

Mr Patrick O'Sullivan was elected as a non executive director.

Those directors who retired and who offered themselves for re-election were duly re-elected.

All resolutions proposed at the AGC were duly passed and detailed results are available on the Group's website (www.bankofireland.com).

Enquiries:
John Clifford, Group Secretary
Telephone: +353 1 6043400
3rd July 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 06 July 2009